UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 22, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

 Q3 2025 Results Announcement

30 September 2025

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2025 to the corresponding nine months of 2024 and balance sheet analysis as at 30 September 2025 with comparatives relating to 31 December 2024 and 30 September 2024. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 21 October 2025, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 43 to 50 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance ("ESG") commitments and targets), plans and objectives for future operations, International Financial Reporting Standards ("IFRS") and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of anti-ESG rules and regulations, or other forms of governmental and regulatory action against ESG policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group's control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy following the US elections in 2024; developments in the UK's relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group's reputation, business or operations; the Group's ability to access funding; and the success of acquisitions (including the acquisition of Tesco Bank completed in November 2024), disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group's control. As a result, the Group's actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC's website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 10.6% in Q325, announced a £500m share buyback, and is on track to deliver against 2025 guidance and 2026 targets

C. S. Venkatakrishnan, Group Chief Executive, commented

"I continue to be pleased with the ongoing momentum of Barclays' financial performance over the last seven quarters. We delivered RoTE of 10.6% in Q325 and 12.3% year-to-date. We are therefore upgrading our 2025 RoTE guidance to greater than 11% and reaffirming our 2026 target of greater than 12%. This is driven by a stronger outlook for stable income and an earlier than planned delivery of efficiency savings. Moreover, it comes despite an additional charge for motor finance redress. We have been robustly and consistently generating capital for our shareholders consecutively over the last nine quarters. Our tangible net asset value (TNAV) per share has grown to 392p, and our common equity tier 1 (CET1) ratio now stands at 14.1%. Consequently, we have decided to bring forward a portion of our full-year distribution plans, with a £500m share buyback announced today and we now plan to move to quarterly share buyback announcements. Our consistent and strong delivery has laid the foundations for greater performance beyond 2026, and I look forward to sharing updated targets to 2028 alongside our FY25 Results."

●	New financial and operational targets through to 2028 to be announced at FY25 Results on 10 February 2026
●
Guidance for 2025 Group RoTE upgraded to greater than 11% from c.11%, and 2025 Group net interest income (NII) excluding Barclays Investment Bank and Head Office upgraded to greater than £12.6bn from greater than £12.5bn

●	Q325 Group RoTE of 10.6%. Q325 YTD Group RoTE of 12.3%, with earnings per share (EPS) of 35.1p (Q324 YTD: 29.3p)
●	Announced intention to bring forward a portion of FY25 distribution plans, with a £500m share buyback announced today and a plan to move to quarterly share buyback announcements
	-	The target remains to return at least £10bn of capital between 2024 and 20261
●	Robust risk management with Q325 YTD Group loan loss rate (LLR) of 53bps (Q324 YTD: 42bps), within the through the cycle range of 50-60bps
●	Continued cost discipline with Q325 YTD Group cost: income ratio improving to 59% (Q324 YTD: 61%) driven by positive operating leverage (FY25 guidance of c.61%)
	-	Achieved the targeted FY25 cost efficiency savings of c.£500m one quarter earlier than planned following a further c.£180m of gross cost efficiency savings in Q325
	-	Includes a Q325 charge of £235m for motor finance redress, increasing the total provision to £325m
●	Strong balance sheet with CET1 ratio of 14.1%
	-	Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 30 September 2025 would be reduced to 13.9%, at the top end of the 13-14% target range

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return
Q325	£7.2bn	£2.1bn	£1.5bn	63%	57bps	10.6%	10.4p	392p	14.1%	£1.9bn
Q325 YTD	£22.1bn	£7.3bn	£5.0bn	59%	53bps	12.3%	35.1p

Q325 Performance highlights:

●	Group RoTE was 10.6% (Q324: 12.3%) with profit before tax of £2.1bn (Q324: £2.2bn). All divisions delivered double-digit RoTE in Q325
●	Group income of £7.2bn was up 9% year-on-year, with Group NII excluding Barclays Investment Bank and Head Office of £3.3bn, up 16% year-on-year
	-	Barclays UK income increased 16%, driven by continued structural hedge income and the impact from Tesco Bank
	-	Barclays UK Corporate Bank (UKCB) income increased 17%, reflecting higher average deposit and lending balances, and higher structural hedge income
	-	Barclays Private Bank and Wealth Management (PBWM) income increased 3%, reflecting higher client balances from net new inflows and market movements
-
Barclays Investment Bank (IB) income increased 8%, with growth across Global Markets and Investment Banking, supported by continued growth in more stable income streams (Financing and International Corporate Bank)

-
Barclays US Consumer Bank (USCB) income increased 19%, reflecting the impact of repricing initiatives, business growth and the acquisition of General Motors co-branded cards portfolio (GM portfolio), partially offset by the strengthening of GBP against USD

1
This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%. Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.

Q325 Performance highlights (continued):

●	Group total operating expenses were £4.5bn, up 14% year-on-year, with a cost: income ratio of 63% (Q324: 61%)
-
Group operating costs increased 8% to £4.3bn, reflecting Tesco Bank costs, further investment spend including structural cost actions, business growth and inflation, partially offset by c.£180m of cost efficiency savings

	-	Litigation and conduct charges of £255m included a £235m charge for motor finance redress
●
  Credit impairment charges were £0.6bn (Q324: £0.4bn) with a LLR of 57bps (Q324: 37bps), including a c.£110m single name charge in the IB, and the £65m day 1 impact from the acquisition of the GM portfolio

Q325 YTD Performance highlights:

●	Group RoTE was 12.3% (Q324 YTD: 11.5%) with profit before tax of £7.3bn (Q324 YTD: £6.4bn)
●	Group income of £22.1bn was up 11% year-on-year1 with Group NII excluding IB and Head Office of £9.4bn, up 14% year-on-year
●	Group total operating expenses were £13.1bn, up 8% year-on-year
	-	Group operating costs increased 6% to £12.7bn, reflecting Tesco Bank costs, further investment spend and business growth and inflation, partially offset by c.£530m of cost efficiency savings
●	Credit impairment charges were £1.7bn (Q324 YTD: £1.3bn) with a LLR of 53bps (Q324 YTD: 42bps)
●	CET1 ratio of 14.1% (December 2024: 13.6%), with RWAs of £357.4bn (December 2024: £358.1bn) and TNAV per share of 392p (December 2024: 357p)

Group financial guidance and targets2:

2025 guidance

●	Returns: RoTE of greater than 11%
●	Capital returns: progressive increase in total capital returns versus 2024
●	Income: Group NII excluding IB and Head Office of greater than £12.6bn, of which Barclays UK NII of greater than £7.6bn
●	Costs: Group cost: income ratio of c.61%. This includes total gross efficiency savings of c.£500m in 2025
●	Impairment: expect an LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%

2026 targets

●	Returns: RoTE of greater than 12%
●	Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
	-	Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks
	-	Plan to move to quarterly share buyback announcements
	-	Dividends will continue to be paid semi-annually
	-	This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%
●	Income: Group total income of c.£30bn
●
Costs: Group cost: income ratio of high 50s in percentage terms, implying Group total operating expenses of c.£17bn, based on targeted Group total income of c.£30bn. Cost target includes total gross efficiency savings of c.£2bn by 2026

●	Impairment: expect an LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%
	-	Targeting IB RWAs of c.50% of Group RWAs in 2026
	-	Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
	-	c.£3-10bn RWAs from Basel 3.1, with implementation expected from 1 January 2027
	-	c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to model build and portfolio changes, implementation could be beyond 2026
- 0.1% increase in Pillar 2A from Q125 until model implementation

1	Q324 YTD included a £220m loss on sale of the performing Italian retail mortgage portfolio and a £20m loss on disposal from the German consumer finance business.
2	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.

Barclays Group results	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
	£m	£m	% Change	£m	£m	% Change
Barclays UK	6,446	5,659	14	2,253	1,946	16
Barclays UK Corporate Bank	1,525	1,322	15	522	445	17
Barclays Private Bank and Wealth Management	1,032	958	8	335	326	3
Barclays Investment Bank	10,263	9,198	12	3,083	2,851	8
Barclays US Consumer Bank	2,628	2,469	6	941	791	19
Head Office	169	218	(22)	33	188	(82)
Total income	22,063	19,824	11	7,167	6,547	9
Operating costs	(12,661)	(11,951)	(6)	(4,254)	(3,954)	(8)
UK regulatory levies	(84)	(93)	10	12	27	(56)
Litigation and conduct	(342)	(99)		(255)	(35)
Total operating expenses	(13,087)	(12,143)	(8)	(4,497)	(3,962)	(14)
Other net income	48	37	30	39	21	86
Profit before impairment	9,024	7,718	17	2,709	2,606	4
Credit impairment charges	(1,744)	(1,271)	(37)	(632)	(374)	(69)
Profit before tax	7,280	6,447	13	2,077	2,232	(7)
Tax charge	(1,538)	(1,304)	(18)	(365)	(412)	11
Profit after tax	5,742	5,143	12	1,712	1,820	(6)
Non-controlling interests	(23)	(29)	21	-	(3)
Other equity instrument holders	(739)	(763)	3	(255)	(253)	(1)
Attributable profit	4,980	4,351	14	1,457	1,564	(7)

Performance measures
Return on average tangible shareholders' equity	12.3%	11.5%		10.6%	12.3%
Average tangible shareholders' equity (£bn)	54.0	50.4		55.1	51.0
Cost: income ratio	59%	61%		63%	61%
Loan loss rate (bps)	53	42		57	37
Basic earnings per ordinary share	35.1p	29.3p	20	10.4p	10.7p	(3)
Dividend per share	3.0p	2.9p	3
Share buybacks announced (£m)	1,500	750
Total payout equivalent per share	c.13.6p	c.8.0p	70
Basic weighted average number of shares (m)	14,189	14,863	(5)	14,045	14,648	(4)
Period end number of shares (m)	13,996	14,571	(4)
Period end tangible shareholders' equity (£bn)	54.9	51.1

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	426.5	414.5	399.2
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.3%
Total assets	1,629.2	1,518.2	1,531.1
Deposits at amortised cost	575.3	560.7	542.8
Tangible net asset value per share	392p	357p	351p
Common equity tier 1 ratio	14.1%	13.6%	13.8%
Common equity tier 1 capital	50.3	48.6	47.0
Risk weighted assets	357.4	358.1	340.4
UK leverage ratio	4.9%	5.0%	4.9%
UK leverage exposure	1,285.3	1,206.5	1,197.4

Funding and liquidity
Group liquidity pool (£bn)	332.9	296.9	311.7
Liquidity coverage ratio2	174.6%	172.4%	170.1%
Net stable funding ratio3	135.3%	134.9%	135.6%
Loan: deposit ratio	74%	74%	74%

1	Refer to pages 35 to 39 for further information on how capital, RWAs and leverage are calculated.
2
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).

3	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

Q325 YTD Group performance

●	Barclays delivered a profit before tax of £7,280m (Q324 YTD: £6,447m), RoTE of 12.3% (Q324 YTD: 11.5%) and EPS of 35.1p (Q324 YTD: 29.3p)
●
  The Group has a diverse income profile across businesses and geographies. The appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●	Group statutory income increased 11% to £22,063m driven by higher income in Global Markets across FICC and Equities, higher structural hedge income and the impact from Tesco Bank
●	Group total operating expenses increased to £13,087m (Q324 YTD: £12,143m)
	-	Group operating costs increased 6% to £12,661m, reflecting Tesco Bank costs, further investment spend and business growth and inflation, partially offset by c.£530m of cost efficiency savings
	-	Litigation and conduct charges of £342m included a £235m charge for motor finance redress in Q325
●
  Credit impairment charges increased to £1,744m (Q324 YTD: £1,271m), primarily driven by the impact from Tesco Bank, an IB single name charge, the day 1 impact from the acquisition of the GM portfolio, and elevated US macroeconomic uncertainty. Total coverage ratio remains stable at 1.2% (December 2024: 1.2%)

●	The effective tax rate (ETR) was 21.1% (Q324 YTD: 20.2%)
●	Attributable profit was £4,980m (Q324 YTD: £4,351m)
●
  Total assets increased to £1,629.2bn (December 2024: £1,518.2bn), driven by higher trading activity in IB and growth in the liquidity pool from increased wholesale funding and deposit growth across businesses. This was partially offset by a reduction in derivative assets and the strengthening of spot GBP against USD

●
  TNAV per share increased to 392p (December 2024: 357p) including EPS of 35.1p, an 11p benefit from the cash flow hedging reserve and a c.6p benefit from the reduction in share count following the completion of the share buyback announced at FY24 Results and the ongoing share buyback announced at H125 Results. These were partially offset by an 8p reduction from dividends paid during Q325 YTD and net negative other reserve movements

Group capital and leverage

●	The CET1 ratio increased by c.50bps to 14.1% (December 2024: 13.6%) as CET1 capital increased by £1.7bn to £50.3bn and RWA decreased by £0.7bn to £357.4bn:
	-	c.140bps increase from attributable profit
-
c.80bps decrease driven by shareholder distributions including the interim dividend payment of 3.0p per share paid in September 2025, the completed £1.0bn share buyback announced with FY24 and the ongoing £1.0bn share buyback announced with H125 results as well as an accrual towards the FY 2025 dividend

	-	c.20bps increase from other CET1 capital movements, including an increase in the fair value through other comprehensive income reserve
-
c.20bps decrease as a result of a £5.6bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by continuing lending growth in the UK businesses and client and trading activity within IB, partially offset by the disposal of the German consumer finance business

	-	A £1.1bn decrease in CET1 capital due to a decrease in the currency translation reserve was partially offset by a £6.3bn decrease in RWAs as a result of foreign exchange movements
●
  The UK leverage ratio decreased to 4.9% (December 2024: 5.0%), as the leverage exposure increased by £78.8bn to £1,285.3bn partially offset by an increase of £2.9bn in Tier 1 capital. The increase in leverage exposure was largely driven by an increase in trading activity in IB, partially offset by the strengthening of spot GBP against USD

Group funding and liquidity

●	The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
  The liquidity pool was £332.9bn, an increase of £36.0bn from December 2024 (£296.9bn). The increase in the liquidity pool was primarily driven by increased wholesale funding and deposit growth across businesses

●	The average1 LCR increased to 174.6% (December 2024: 172.4%), equivalent to a surplus of £132.5bn (December 2024: £127.5bn)
●	Total deposits increased to £575.3bn (December 2024: £560.7bn), primarily driven by customer deposit growth in ICB and PBWM
●	The average2 Net Stable Funding Ratio (NSFR) was 135.3% (December 2024: 134.9%), which represents a £160.1bn surplus (December 2024: £162.9bn) above the 100% regulatory requirement

1
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

2	Represents average of the last four spot quarter end ratios.

Group funding and liquidity (continued)

●	Wholesale funding outstanding, excluding repurchase agreements, was £212.0bn (December 2024: £186.0bn)
●
 The Group issued £12.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) as of Q325. The Group has a strong MREL position with a ratio of 35.8%, which is in excess of the regulatory requirement of 30.5% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters

●
Motor finance: Following the publication of the UK Financial Conduct Authority's (FCA) consultation paper CP25/27 on a proposed Motor Finance redress scheme on 7 October 2025, Barclays has reassessed its provision for this matter as of 30 September 2025.
Barclays and Clydesdale Financial Services Limited (CFSL) (a subsidiary of Barclays PLC) recognised a provision of £90m in their respective annual reports and accounts for the year ending 31 December 2024. This provision (which was reassessed as at 30 June 2025) was determined based upon the information then available and estimated the potential impact of remediating any complaints CFSL has received and might receive relating to motor finance commission arrangements.
Taking account of the proposals set out in the consultation paper, Barclays has increased the provision recognised by Barclays and CFSL from £90m to £325m (Dec 2024: £90m) resulting in an income statement charge in Q325 of £235m (Q324: £nil).
Barclays has considered the information currently available and currently considers it more likely than not that a redress scheme will be implemented. Barclays has used multiple separate scenarios to estimate the amount of the provision given that the proposed terms of the FCA redress scheme are subject to consultation. The scenarios used incorporate differing evaluations of the FCA's current proposals and have been probability-weighted to estimate the potential redress cost and provision required.
The resulting charge reflects the increased likelihood of a higher number of motor finance cases falling within the scope of the scheme contemplated by the consultation paper (which covers all discretionary commission arrangements), the FCA's proposed approach to customer engagement, and the likelihood of a higher than anticipated level of customer redress reflecting the FCA's proposed methodology for the calculation of redress. Barclays ceased lending in the motor finance market in late 2019, and the above estimates follow the FCA proposal that historical operations from April 2007 fall within the scope of the FCA redress scheme.
Barclays notes that the final terms of the compensation scheme remain uncertain pending responses to the consultation paper and publication of the FCA's Policy Statement and final scheme rules, which is currently expected in early 2026. Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain. The ultimate financial impact could differ to the amount provided, which represents Barclays' reasonable estimate of the cost of redress based on the information available to Barclays, including the proposals as set out in the FCA's consultation paper, and applying a probability-weighted outcome that considers a range of scenarios

●
FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations: In July 2025, the FCA concluded civil enforcement investigations into Barclays Bank PLC and Barclays Bank UK PLC regarding compliance with anti-money laundering regulations and financial crime controls. Barclays Bank PLC paid £39m to resolve its investigation, and Barclays Bank UK PLC settled a separate matter for £9m (including a £6m voluntary payment to investors). These amounts were fully provided for in Barclays H125 interim Results. The FCA acknowledged Barclays' cooperation in both cases, which are now closed

●
Disposal of German consumer finance business: In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG. The sale released c.£3.3bn of RWAs, increasing Barclays' CET1 ratio by c.10bps in Q125

●
Long-term strategic partnership for Payment Acceptance business: On 17 April 2025, Barclays announced it had entered into a long-term strategic partnership with Brookfield Asset Management Ltd to grow and transform Barclays' Payment Acceptance business, previously referred to as the Merchant Acquiring business

●
GM portfolio acquisition: On 22 August 2025 Barclays completed the acquisition of a US credit card portfolio of $1.6bn receivables, in partnership with General Motors Company. The partnership will serve to further scale Barclays' credit card portfolio in the US and build on its growth strategy

●
Disposal of Barclays' entire shareholding in Entercard Group AB (Entercard): On 28 August 2025, Barclays announced the sale of its entire shareholding in its joint venture Entercard to its joint venture partner, Swedbank AB (publ). The sale is expected to release c.£0.9bn of RWAs, increasing Barclays' CET1 ratio by c.4bps, upon completion in Q425

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	5,638	4,812	17	1,961	1,666	18
Net fee, commission and other income	808	847	(5)	292	280	4
Total income	6,446	5,659	14	2,253	1,946	16
Operating costs	(3,472)	(3,065)	(13)	(1,189)	(1,017)	(17)
UK regulatory levies	(44)	(42)	(5)	(1)	12
Litigation and conduct	(37)	(7)		(8)	(1)
Total operating expenses	(3,553)	(3,114)	(14)	(1,198)	(1,006)	(19)
Other net income	-	-		-	-
Profit before impairment	2,893	2,545	14	1,055	940	12
Credit impairment charges	(339)	(82)		(102)	(16)
Profit before tax	2,554	2,463	4	953	924	3
Attributable profit	1,737	1,684	3	647	621	4

Performance measures
Return on average allocated tangible equity	19.6%	21.4%		21.8%	23.4%
Average allocated tangible equity (£bn)	11.8	10.5		11.9	10.6
Cost: income ratio	55%	55%		53%	52%
Loan loss rate (bps)	20	5		18	3
Net interest margin	3.59%	3.21%		3.68%	3.34%

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	213.4	207.7	199.3
Total assets	300.2	299.8	292.2
Customer deposits at amortised cost	241.5	244.2	236.3
Loan: deposit ratio	95%	92%	92%
Risk weighted assets	86.7	84.5	77.5
Period end allocated tangible equity	11.9	11.6	10.7

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking1	4,880	4,192	16	1,708	1,433	19
Business Banking	1,566	1,467	7	545	513	6
Total income	6,446	5,659	14	2,253	1,946	16

Analysis of credit impairment charges
Retail Banking1	(302)	(115)		(98)	(12)
Business Banking	(37)	33		(4)	(4)	-
Total credit impairment charges	(339)	(82)		(102)	(16)

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking1	195.2	188.0	178.7
Business Banking	18.2	19.7	20.6
Total loans and advances to customers at amortised cost	213.4	207.7	199.3

Analysis of customer deposits at amortised cost
Retail Banking1	189.3	191.4	182.9
Business Banking	52.2	52.8	53.4
Total customer deposits at amortised cost	241.5	244.2	236.3

Barclays UK delivered a RoTE of 19.6% (Q324 YTD: 21.4%) supported by robust income, disciplined cost management as Tesco Bank is integrated, and normalising levels of impairment underpinned by strong asset quality.

Income statement - Q325 YTD compared to Q324 YTD

●	Profit before tax increased 4% to £2,554m
●
Total income increased 14% to £6,446m. NII increased 17% to £5,638m, as continued structural hedge momentum and the impact from Tesco Bank was partially offset by retail deposit dynamics. Net fee, commission and other income decreased 5% to £808m

●
Total operating expenses increased 14% to £3,553m, driven by Tesco Bank run and integration costs, and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £339m (Q324 YTD: £82m), underpinned by low UK cards 30 and 90 day arrears rates of 0.7% (Q324: 0.7%) and 0.2% (Q324: 0.2%) respectively. Total charges are higher than those in Q324 YTD, which benefitted from an improved macroeconomic outlook; and Q325 YTD charges also reflect the impact from Tesco Bank. The UK cards total coverage ratio remains stable at 4.8% (December 2024: 4.8%)

Balance sheet - 30 September 2025 compared to 31 December 2024

●
Loans and advances to customers at amortised cost increased by £5.7bn to £213.4bn, primarily driven by growth in Retail Banking mortgages and cards lending, partially offset by continued repayment of government scheme lending in Business Banking

●
Customer deposits at amortised cost decreased by £2.7bn to £241.5bn, driven by a reduction in Retail Banking deposits and Business Banking current accounts. The loan: deposit ratio remained broadly stable at 95% (December 2024: 92%)

●	RWAs increased to £86.7bn (December 2024: £84.5bn) primarily due to Retail Banking mortgages and cards lending growth

1	Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Retail Banking.

Barclays UK Corporate Bank	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,084	882	23	383	309	24
Net fee, commission and other income	441	440	-	139	136	2
Total income	1,525	1,322	15	522	445	17
Operating costs	(717)	(685)	(5)	(243)	(229)	(6)
UK regulatory levies	(15)	(23)	35	9	7	29
Litigation and conduct	(39)	-		-	-
Total operating expenses	(771)	(708)	(9)	(234)	(222)	(5)
Other net income	-	-		-	-
Profit before impairment	754	614	23	288	223	29
Credit impairment charges	(36)	(36)	-	(5)	(13)	62
Profit before tax	718	578	24	283	210	35
Attributable profit	480	392	22	196	144	36

Performance measures
Return on average allocated tangible equity	18.8%	17.3%		22.8%	18.8%
Average allocated tangible equity (£bn)	3.4	3.0		3.4	3.1
Cost: income ratio	51%	54%		45%	50%
Loan loss rate (bps)	16	19		7	21

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.0	25.4	24.8
Deposits at amortised cost	86.7	83.1	82.3
Risk weighted assets	25.2	23.9	22.1
Period end allocated tangible equity	3.4	3.3	3.0

	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	260	196	33	90	67	34
Transaction banking	1,265	1,126	12	432	378	14
Total income	1,525	1,322	15	522	445	17

UKCB delivered a RoTE of 18.8% (Q324 YTD: 17.3%), as increased income from higher average deposit and lending balances was partially offset by continued investment and higher RWAs to support future growth ambitions.

Income statement - Q325 YTD compared to Q324 YTD

●	Profit before tax increased 24% to £718m
●
Total income increased 15% to £1,525m, NII increased 23% to £1,084m, driven by higher average deposit and lending balances, and higher structural hedge income. Net fee, commission, trading and other income was stable at £441m

●
Total operating expenses increased 9% to £771m, including a litigation and conduct charge of £39m in Q225. Operating costs increased 5% to £717m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

●	Credit impairment charges were £36m (Q324 YTD: £36m), reflecting stable underlying credit performance and limited single name charges

Balance sheet - 30 September 2025 compared to 31 December 2024

●	Loans and advances to customers at amortised cost increased to £29.0bn (December 2024: £25.4bn), reflecting the strategic focus to grow customer lending
●	Deposits at amortised cost increased to £86.7bn (December 2024: £83.1bn), driven by an inflow of balances from new and existing customers
●	RWAs increased to £25.2bn (December 2024: £23.9bn), reflecting higher client lending limits and growth in lending balances

Barclays Private Bank and Wealth Management	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	597	551	8	190	189	1
Net fee, commission and other income	435	407	7	145	137	6
Total income	1,032	958	8	335	326	3
Operating costs	(715)	(656)	(9)	(243)	(222)	(9)
UK regulatory levies	(3)	(2)	(50)	(1)	1
Litigation and conduct	1	1	-	1	-
Total operating expenses	(717)	(657)	(9)	(243)	(221)	(10)
Other net income	-	-		-	-
Profit before impairment	315	301	5	92	105	(12)
Credit impairment releases/(charges)	10	(4)		(1)	(7)	86
Profit before tax	325	297	9	91	98	(7)
Attributable profit	256	225	14	72	74	(3)

Performance measures
Return on average allocated tangible equity	30.9%	29.5%		26.4%	29.0%
Average allocated tangible equity (£bn)	1.1	1.0		1.1	1.0
Cost: income ratio	69%	69%		73%	68%
Loan loss rate (bps)	(9)	4		3	19

Key facts	£bn	£bn		£bn	£bn
Net new assets under management1	2.6	3.0		0.7	1.3

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.9	14.5	14.0
Deposits at amortised cost	70.6	69.5	64.8
Risk weighted assets	7.9	7.9	7.3
Period end allocated tangible equity	1.1	1.1	1.0

Invested assets2	135.7	124.6	122.4
Of which:
Assets under management1	51.3	47.7	45.8
Assets under supervision1	84.4	76.9	76.6
Clients assets and liabilities3	221.5	208.9	201.5

PBWM delivered a RoTE of 30.9% (Q324 YTD: 29.5%), as higher income from net new inflow of client balances was partially offset by continued investment to support future growth ambitions.

Income statement - Q325 YTD compared to Q324 YTD

●	Profit before tax increased 9% to £325m
●	Total income increased 8% to £1,032m, driven by growth in deposit, invested assets and loan balances from net new inflows and market movements
●	Total operating expenses increased 9% to £717m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

Balance sheet - 30 September 2025 compared to 31 December 2024

●	Client assets and liabilities increased £12.6bn to £221.5bn, driven by net new inflows of invested assets, deposits and loan balances and market movements, partially offset by FX impact
●	RWAs were stable at £7.9bn (December 2024: £7.9bn)

1	Refer to page 43 for further information on net new assets under management, assets under management and assets under supervision.
2
Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.

3	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	978	747	31	347	282	23
Net trading income	5,903	4,979	19	1,581	1,512	5
Net fee, commission and other income	3,382	3,472	(3)	1,155	1,057	9
Total income	10,263	9,198	12	3,083	2,851	8
Operating costs	(6,003)	(5,763)	(4)	(2,010)	(1,906)	(5)
UK regulatory levies	(22)	(26)	15	5	7	(29)
Litigation and conduct	(20)	(29)	31	(9)	(17)	47
Total operating expenses	(6,045)	(5,818)	(4)	(2,014)	(1,916)	(5)
Other net income	-	-		-	-
Profit before impairment	4,218	3,380	25	1,069	935	14
Credit impairment charges	(283)	(77)		(144)	(43)
Profit before tax	3,935	3,303	19	925	892	4
Attributable profit	2,798	2,266	23	723	652	11

Performance measures
Return on average allocated tangible equity	12.9%	10.1%		10.1%	8.8%
Average allocated tangible equity (£bn)	29.0	29.8		28.6	29.5
Cost: income ratio	59%	63%		65%	67%
Loan loss rate (bps)	29	9		44	15

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	68.6	69.7	64.5
Loans and advances to banks at amortised cost	7.5	6.8	6.7
Debt securities at amortised cost	53.0	47.9	44.8
Loans and advances at amortised cost	129.1	124.4	116.0
Trading portfolio assets	191.3	166.1	185.8
Derivative financial instrument assets	263.8	291.6	256.7
Financial assets at fair value through the income statement	222.8	190.4	210.8
Cash collateral and settlement balances	152.1	111.1	134.7

Deposits at amortised cost	152.8	140.5	139.8
Derivative financial instrument liabilities	252.0	279.0	249.4

Risk weighted assets	199.1	198.8	194.2
Period end allocated tangible equity	29.1	29.3	28.4

	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,405	3,733	18	1,256	1,180	6
Equities	2,522	2,271	11	689	692	-
Global Markets	6,927	6,004	15	1,945	1,872	4
Advisory	462	472	(2)	196	186	5
Equity capital markets	222	253	(12)	71	64	11
Debt capital markets	1,174	1,165	1	379	344	10
Banking fees and underwriting	1,858	1,890	(2)	646	594	9
Corporate lending	220	108		68	(21)
Transaction banking	1,258	1,196	5	424	406	4
International Corporate Bank	1,478	1,304	13	492	385	28
Investment Banking	3,336	3,194	4	1,138	979	16
Total income	10,263	9,198	12	3,083	2,851	8

IB delivered a RoTE of 12.9% (Q324 YTD: 10.1%), driven by structurally higher returns, reflecting more stable income streams and deepened client relationships, supporting income in a range of environments. Income growth whilst maintaining cost and capital discipline, drove positive operating jaws and improved RWA productivity.

Income statement - Q325 YTD compared to Q324 YTD

●	Profit before tax increased to £3,935m (Q324 YTD: £3,303m)
●
  IB has a diverse income profile across businesses and geographies. The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

Total income increased 12% to £10,263m, including adverse average FX impacts
	-	Global Markets income increased 15% to £6,927m across FICC and Equities
-
FICC income increased 18% to £4,405m, reflecting continued support provided to clients through a range of environments, including a strong performance in Macro, Securitised products and Credit, and sustained strength in Financing

-
Equities income increased 11% to £2,522m, (up 18% excluding the prior year £125m fair value gain on Visa B shares in Q124), reflecting growth in Prime due to increased client balances and Cash from strong client activity across products

	-	Investment Banking income increased 4% to £3,336m
-
Banking fees and underwriting income decreased 2% to £1,858m, primarily driven by a 12% decline in Equity Capital Markets fees due to a strong prior year comparator, which included a large UK rights issue in Q224, partially offset by Debt Capital Markets fees

-
International Corporate Bank income increased 13% to £1,478m. Corporate lending income increased to £220m due to net gains on fair value lending and cost of hedging (c.£150m)1. Transaction banking income increased 5% to £1,258m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix

●
  Total operating expenses increased 4% to £6,045m, driven by inflationary headwinds, higher performance costs and expenses associated with supporting the business strategy, partially offset by efficiency savings and FX

●	Credit impairment charges were £283m (Q324 YTD: £77m), primarily driven by a single name charge of c.£110m and elevated US macroeconomic uncertainty

Balance sheet - 30 September 2025 compared to 31 December 2024

●
Loans and advances at amortised costs increased £4.7bn to £129.1bn (December 2024: £124.4bn), driven by increased investment in debt securities in treasury, partially offset by the strengthening of spot GBP against USD

●
Trading portfolio assets increased £25.2bn to £191.3bn (December 2024: £166.1bn), driven by increased trading activity in debt securities to facilitate client demand in Global Markets, partially offset by the strengthening of spot GBP against USD

●
Financial assets at fair value through the income statement increased £32.4bn to £222.8bn (December 2024: £190.4bn), driven by increased secured lending in Global Markets and treasury, partially offset by the strengthening of spot GBP against USD

●
Derivative assets decreased £27.8bn to £263.8bn (December 2024: £291.6bn) and liabilities decreased £27.0bn to £252.0bn (December 2024: £279.0bn), primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives

●
Deposits at amortised cost increased £12.3bn to £152.8bn (December 2024: £140.5bn), driven by growth in deposits across International Corporate Bank and treasury, partially offset by the strengthening of spot GBP against USD

●
RWAs were broadly stable at £199.1bn (December 2024: £198.8bn) mainly driven by client and trading activity as we continued to support clients through a range of environments, offset by the strengthening of spot GBP against USD

1	Q325 YTD included c.£65m of fair value gains on lending and cost of hedging. Q324 YTD included c.£85m of fair value losses on leverage finance lending.

Barclays US Consumer Bank	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,044	1,981	3	726	647	12
Net fee, commission and other income	584	488	20	215	144	49
Total income	2,628	2,469	6	941	791	19
Operating costs	(1,210)	(1,179)	(3)	(407)	(384)	(6)
UK regulatory levies	-	-		-	-
Litigation and conduct	(3)	(14)	79	-	(9)
Total operating expenses	(1,213)	(1,193)	(2)	(407)	(393)	(4)
Other net income	-	-		-	-
Profit before impairment	1,415	1,276	11	534	398	34
Credit impairment charges	(1,090)	(995)	(10)	(379)	(276)	(37)
Profit before tax	325	281	16	155	122	27
Attributable profit	246	208	18	118	89	33

Performance measures
Return on average allocated tangible equity	9.4%	8.4%		13.5%	10.9%
Average allocated tangible equity (£bn)	3.5	3.3		3.5	3.3
Cost: income ratio	46%	48%		43%	50%
Loan loss rate (bps)	489	497		505	411
Net interest margin	10.96%	10.64%		11.50%	10.38%

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	20.0	20.0	23.2
Deposits at amortised cost	23.7	23.3	19.4
Risk weighted assets	25.8	26.8	23.2
Period end allocated tangible equity	3.5	3.7	3.2

USCB delivered a RoTE of 9.4% (Q324 YTD: 8.4%), reflecting continued operational progress as increased income from business growth and broadly stable delinquencies were partially offset by the day 1 impairment charge relating to the acquisition of the GM portfolio in August 2025 and higher costs, including partner-related expenses.

Income statement - Q325 YTD compared to Q324 YTD

●	Profit before tax increased to £325m (Q324 YTD: £281m)
●	The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
●
Total income increased 6% to £2,628m, driven by organic business growth, the acquisition of the GM portfolio and increased purchase activity. NII increased 3% to £2,044m with a net interest margin (NIM) of 10.96% (Q324 YTD: 10.64%), including business growth and repricing initiatives. Net fee, commission and other income increased 20% to £584m driven by purchases and fee growth

●	Total operating expenses increased 2% to £1,213m, driven by partner-related expenses and supporting business growth, with ongoing efficiency savings offsetting inflationary headwinds
●
Credit impairment charges were £1,090m (Q324 YTD: £995m), driven by the £65m day 1 impact from the acquisition of the GM portfolio and elevated US macroeconomic uncertainty. US cards 30 and 90 day arrears rates were 2.9%1 (Q324: 3.0%) and 1.5%1 (Q324: 1.6%) respectively. The USCB total coverage ratio decreased to 11.1% (December 2024: 11.4%) due to the acquisition of the GM portfolio

Balance sheet - 30 September 2025 compared to 31 December 2024

●	Loans and advances to customers at amortised cost were stable at £20.0bn (December 2024: £20.0bn), reflecting the strengthening of spot GBP against USD, offset by the acquisition of the GM portfolio
●
Deposits at amortised cost increased to £23.7bn (December 2024: £23.3bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits, partially offset by the strengthening of spot GBP against USD

●	RWAs decreased to £25.8bn (December 2024: £26.8bn), reflecting the strengthening of GBP against USD, partially offset by the acquisition of the GM portfolio

1	Including a co-branded cards portfolio classified as assets held for sale.

Head Office	Nine months ended			Three months ended
	30.09.25	30.09.24		30.09.25	30.09.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	426	463	(8)	138	215	(36)
Net fee, commission and other income	(257)	(245)	(5)	(105)	(27)
Total income	169	218	(22)	33	188	(82)
Operating costs	(544)	(603)	10	(162)	(197)	18
UK regulatory levies	-	-		-	-
Litigation and conduct	(244)	(50)		(239)	(7)
Total operating expenses	(788)	(653)	(21)	(401)	(204)	(97)
Other net income	48	37	30	39	21	86
Loss before impairment	(571)	(398)	(43)	(329)	5
Credit impairment charges	(6)	(77)	92	(1)	(19)	95
Loss before tax	(577)	(475)	(21)	(330)	(14)
Attributable loss	(537)	(424)	(27)	(299)	(16)

Performance measures
Average allocated tangible equity (£bn)	5.3	2.8		6.6	3.5

	As at 30.09.25	As at 31.12.24	As at 30.09.24
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.7	16.2	16.1
Period end allocated tangible equity	5.8	2.4	4.9

Income statement - Q325 YTD compared to Q324 YTD

●	Loss before tax was £577m (Q324 YTD: £475m)
●
Total income decreased to £169m (Q324 YTD: £218m), primarily from the impact of the disposal of the German consumer finance business in Q125 and a fair value write-down of a legacy portfolio, partially offset by the non-recurrence of the prior year loss on sale of the performing Italian retail mortgage portfolio

●
Total operating expenses increased to £788m (Q324 YTD: £653m), primarily driven by higher litigation and conduct charges including the £235m charge for motor finance redress and the c.£50m expense for the employee share grant announced at FY24 Results, partially offset by the impact of the disposal of the German consumer finance business

●	Credit impairment charges decreased to £6m (Q324 YTD: £77m), driven by the disposal of the German consumer finance business, and the disposal of the Italian mortgage portfolios in FY24

Balance sheet - 30 September 2025 compared to 31 December 2024

●	RWAs decreased to £12.7bn (December 2024: £16.2bn), primarily driven by the disposal of the German consumer finance business

Quarterly Results Summary

Barclays Group
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,745	3,505	3,517	3,500	3,308	3,056	3,072	3,139
Net fee, commission and other income	3,422	3,682	4,192	3,464	3,239	3,268	3,881	2,459
Total income	7,167	7,187	7,709	6,964	6,547	6,324	6,953	5,598
Operating costs	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)	(3,999)	(3,998)	(4,735)
UK regulatory levies	12	-	(96)	(227)	27	-	(120)	(180)
Litigation and conduct	(255)	(76)	(11)	(121)	(35)	(7)	(57)	(5)
Total operating expenses	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)	(4,006)	(4,175)	(4,920)
Other net income/(expenses)	39	(9)	18	-	21	4	12	(16)
Profit before impairment	2,709	2,953	3,362	2,372	2,606	2,322	2,790	662
Credit impairment charges	(632)	(469)	(643)	(711)	(374)	(384)	(513)	(552)
Profit before tax	2,077	2,484	2,719	1,661	2,232	1,938	2,277	110
Tax (charges)/credit	(365)	(552)	(621)	(448)	(412)	(427)	(465)	23
Profit after tax	1,712	1,932	2,098	1,213	1,820	1,511	1,812	133
Non-controlling interests	-	(21)	(2)	(20)	(3)	(23)	(3)	(25)
Other equity instrument holders	(255)	(252)	(232)	(228)	(253)	(251)	(259)	(219)
Attributable profit/(loss)	1,457	1,659	1,864	965	1,564	1,237	1,550	(111)

Performance measures
Return on average tangible shareholders' equity	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%
Average tangible shareholders' equity (£bn)	55.1	53.9	53.1	51.5	51.0	49.8	50.5	48.9
Cost: income ratio	63%	59%	57%	66%	61%	63%	60%	88%
Loan loss rate (bps)	57	44	61	66	37	38	51	54
Basic earnings per ordinary share	10.4p	11.7p	13.0p	6.7p	10.7p	8.3p	10.3p	(0.7)p
Basic weighted average number of shares (m)	14,045	14,211	14,314	14,432	14,648	14,915	14,983	15,092
Period end number of shares (m)	13,996	14,180	14,336	14,420	14,571	14,826	15,091	15,155
Period end tangible shareholders' equity (£bn)	54.9	54.5	53.4	51.5	51.1	50.4	50.6	50.2

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	346.4	339.2	338.6	337.9	326.5	329.8	332.1	333.3
Loans and advances to banks at amortised cost	9.4	8.7	9.4	8.3	8.1	8.0	8.5	9.5
Debt securities at amortised cost	70.7	69.9	71.4	68.2	64.6	61.7	57.4	56.7
Loans and advances at amortised cost	426.5	417.8	419.4	414.5	399.2	399.5	397.9	399.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%	1.2%	1.3%	1.4%	1.4%	1.4%
Total assets	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1	1,576.6	1,577.1	1,477.5
Deposits at amortised cost	575.3	564.5	574.3	560.7	542.8	557.5	552.3	538.8
Tangible net asset value per share	392p	384p	372p	357p	351p	340p	335p	331p
Common equity tier 1 ratio	14.1%	14.0%	13.9%	13.6%	13.8%	13.6%	13.5%	13.8%
Common equity tier 1 capital	50.3	49.5	48.8	48.6	47.0	47.7	47.1	47.3
Risk weighted assets	357.4	353.0	351.3	358.1	340.4	351.4	349.6	342.7
UK leverage ratio	4.9%	5.0%	5.0%	5.0%	4.9%	5.0%	4.9%	5.2%
UK leverage exposure	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4	1,222.7	1,226.5	1,168.3

Funding and liquidity
Group liquidity pool (£bn)	332.9	333.7	336.3	296.9	311.7	328.7	323.5	298.1
Liquidity coverage ratio	174.6%	177.7%	175.3%	172.4%	170.1%	167.0%	163.2%	161.4%
Net stable funding ratio	135.3%	135.6%	136.2%	134.9%	135.6%	136.4%	135.7%	138.0%
Loan: deposit ratio	74%	74%	73%	74%	74%	72%	72%	74%

1	Refer to pages 35 to 39 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q325	Q225	Q125	Q4241	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,961	1,855	1,822	1,815	1,666	1,597	1,549	1,575
Net fee, commission and other income	292	264	252	800	280	290	277	217
Total income	2,253	2,119	2,074	2,615	1,946	1,887	1,826	1,792
Operating costs	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)	(1,041)	(1,007)	(1,153)
UK regulatory levies	(1)	-	(43)	(36)	12	-	(54)	(30)
Litigation and conduct	(8)	(27)	(2)	(9)	(1)	(4)	(2)	(4)
Total operating expenses	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)	(1,045)	(1,063)	(1,187)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	1,055	924	914	1,400	940	842	763	605
Credit impairment charges	(102)	(79)	(158)	(283)	(16)	(8)	(58)	(37)
Profit before tax	953	845	756	1,117	924	834	705	568
Attributable profit	647	580	510	781	621	584	479	382

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	213.4	211.2	209.6	207.7	199.3	198.7	200.8	202.8
Customer deposits at amortised cost	241.5	241.3	243.1	244.2	236.3	236.8	237.2	241.1
Loan: deposit ratio	95%	94%	93%	92%	92%	91%	92%	92%
Risk weighted assets	86.7	86.1	85.0	84.5	77.5	76.5	76.5	73.5
Period end allocated tangible equity	11.9	11.8	11.8	11.6	10.7	10.6	10.7	10.2

Performance measures
Return on average allocated tangible equity	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%
Average allocated tangible equity (£bn)	11.9	11.8	11.7	11.2	10.6	10.5	10.4	10.2
Cost: income ratio	53%	56%	56%	46%	52%	55%	58%	66%
Loan loss rate (bps)	18	14	28	49	3	1	11	7
Net interest margin	3.68%	3.55%	3.55%	3.53%	3.34%	3.22%	3.09%	3.07%

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge

Analysis of Barclays UK	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking1	1,708	1,599	1,573	2,078	1,433	1,402	1,357	1,309
Business Banking	545	520	501	537	513	485	469	483
Total income	2,253	2,119	2,074	2,615	1,946	1,887	1,826	1,792

Analysis of credit impairment (charges)/releases
Retail Banking1	(98)	(59)	(145)	(279)	(12)	(51)	(52)	(38)
Business Banking	(4)	(20)	(13)	(4)	(4)	43	(6)	1
Total credit impairment charges	(102)	(79)	(158)	(283)	(16)	(8)	(58)	(37)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking1	195.2	192.4	190.4	188.0	178.7	177.5	178.8	179.8
Business Banking	18.2	18.8	19.2	19.7	20.6	21.2	22.0	23.0
Total loans and advances to customers at amortised cost	213.4	211.2	209.6	207.7	199.3	198.7	200.8	202.8

Analysis of customer deposits at amortised cost
Retail Banking1	189.3	189.3	190.8	191.4	182.9	183.3	183.4	185.4
Business Banking	52.2	52.0	52.3	52.8	53.4	53.5	53.8	55.7
Total customer deposits at amortised cost	241.5	241.3	243.1	244.2	236.3	236.8	237.2	241.1

1	Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Retail Banking

Barclays UK Corporate Bank
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	383	359	342	324	309	296	277	247
Net fee, commission, trading and other income	139	160	142	134	136	147	157	148
Total income	522	519	484	458	445	443	434	395
Operating costs	(243)	(240)	(234)	(250)	(229)	(235)	(221)	(258)
UK regulatory levies	9	-	(24)	(14)	7	-	(30)	(8)
Litigation and conduct	-	(39)	-	(1)	-	-	-	(1)
Total operating expenses	(234)	(279)	(258)	(265)	(222)	(235)	(251)	(267)
Other net expenses	-	-	-	-	-	-	-	(5)
Profit before impairment	288	240	226	193	223	208	183	123
Credit impairment charges	(5)	(12)	(19)	(40)	(13)	(8)	(15)	(18)
Profit before tax	283	228	207	153	210	200	168	105
Attributable profit	196	142	142	98	144	135	113	59

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.0	27.9	26.7	25.4	24.8	25.7	25.7	26.4
Deposits at amortised cost	86.7	85.3	85.3	83.1	82.3	84.9	81.7	84.9
Risk weighted assets	25.2	25.3	24.2	23.9	22.1	21.9	21.4	20.9
Period end allocated tangible equity	3.4	3.5	3.4	3.3	3.0	3.0	3.0	3.0

Performance measures
Return on average allocated tangible equity	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%
Average allocated tangible equity (£bn)	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8
Cost: income ratio	45%	54%	53%	58%	50%	53%	58%	68%
Loan loss rate (bps)	7	17	28	62	21	12	23	27

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	90	90	80	71	67	57	72	64
Transaction banking	432	429	404	387	378	386	362	331
Total income	522	519	484	458	445	443	434	395

Barclays Private Bank and Wealth Management
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	190	203	204	216	189	187	175	182
Net fee, commission and other income	145	145	145	135	137	133	137	131
Total income	335	348	349	351	326	320	312	313
Operating costs	(243)	(238)	(234)	(255)	(222)	(220)	(214)	(255)
UK regulatory levies	(1)	-	(2)	(7)	1	-	(3)	(4)
Litigation and conduct	1	-	-	(1)	-	1	-	2
Total operating expenses	(243)	(238)	(236)	(263)	(221)	(219)	(217)	(257)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	92	110	113	88	105	101	95	56
Credit impairment (charges)/releases	(1)	2	9	(2)	(7)	3	-	4
Profit before tax	91	112	122	86	98	104	95	60
Attributable profit	72	88	96	63	74	77	74	47

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.9	14.5	14.5	14.5	14.0	13.9	13.7	13.6
Deposits at amortised cost	70.6	66.7	73.1	69.5	64.8	64.6	61.9	60.3
Risk weighted assets	7.9	7.9	8.0	7.9	7.3	7.0	7.2	7.2
Period end allocated tangible equity	1.1	1.1	1.1	1.1	1.0	1.0	1.0	1.0
Client assets and liabilities1	221.5	213.4	212.4	208.9	201.5	198.5	189.1	182.9

Performance measures
Return on average allocated tangible equity	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.0	1.0	1.0	1.0
Cost: income ratio	73%	68%	68%	75%	68%	68%	70%	82%
Loan loss rate (bps)	3	(5)	(25)	5	19	(9)	-	(10)

1	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	347	334	297	284	282	268	197	282
Net trading income	1,581	1,906	2,416	1,262	1,512	1,485	1,982	757
Net fee, commission and other income	1,155	1,067	1,160	1,061	1,057	1,266	1,149	998
Total income	3,083	3,307	3,873	2,607	2,851	3,019	3,328	2,037
Operating costs	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)	(1,900)	(1,957)	(1,934)
UK regulatory levies	5	-	(27)	(161)	7	-	(33)	(123)
Litigation and conduct	(9)	(8)	(3)	(26)	(17)	(3)	(9)	(2)
Total operating expenses	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)	(1,903)	(1,999)	(2,059)
Other net expenses	-	-	-	-	-	-	-	(1)
Profit/(loss) before impairment	1,069	1,367	1,782	517	935	1,116	1,329	(23)
Credit impairment (charges)/releases	(144)	(67)	(72)	(46)	(43)	(44)	10	(23)
Profit/(loss) before tax	925	1,300	1,710	471	892	1,072	1,339	(46)
Attributable profit/(loss)	723	876	1,199	247	652	715	899	(149)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	68.6	66.8	68.6	69.7	64.5	66.6	64.6	62.7
Loans and advances to banks at amortised cost	7.5	7.1	7.4	6.8	6.7	6.6	7.6	7.3
Debt securities at amortised cost	53.0	52.4	53.1	47.9	44.8	41.7	40.4	38.9
Loans and advances at amortised cost	129.1	126.3	129.1	124.4	116.0	114.9	112.6	108.9
Trading portfolio assets	191.3	186.1	185.5	166.1	185.8	197.2	195.3	174.5
Derivative financial instrument assets	263.8	279.0	253.6	291.6	256.7	251.4	248.9	255.1
Financial assets at fair value through the income statement	222.8	215.2	209.5	190.4	210.8	211.7	225.1	202.5
Cash collateral and settlement balances	152.1	145.0	148.8	111.1	134.7	139.8	129.8	102.3

Deposits at amortised cost	152.8	148.7	148.9	140.5	139.8	151.3	151.1	132.7
Derivative financial instrument liabilities	252.0	265.1	245.1	279.0	249.4	241.8	241.5	249.7

Risk weighted assets	199.1	196.4	195.9	198.8	194.2	203.3	200.4	197.3
Period end allocated tangible equity	29.1	28.7	28.9	29.3	28.4	29.7	29.6	29.0

Performance measures
Return on average allocated tangible equity	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%
Average allocated tangible equity (£bn)	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9
Cost: income ratio	65%	59%	54%	80%	67%	63%	60%	101%
Loan loss rate (bps)	44	21	23	15	15	15	(4)	8

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,256	1,450	1,699	934	1,180	1,149	1,404	724
Equities	689	870	963	604	692	696	883	431
Global Markets	1,945	2,320	2,662	1,538	1,872	1,845	2,287	1,155
Advisory	196	123	143	189	186	138	148	171
Equity capital markets	71	81	70	98	64	121	68	38
Debt capital markets	379	364	431	327	344	420	401	301
Banking Fees and Underwriting	646	568	644	614	594	679	617	510
Corporate lending	68	(4)	156	45	(21)	87	42	(23)
Transaction banking	424	423	411	410	406	408	382	395
International Corporate Banking	492	419	567	455	385	495	424	372
Investment Banking	1,138	987	1,211	1,069	979	1,174	1,041	882
Total income	3,083	3,307	3,873	2,607	2,851	3,019	3,328	2,037

Barclays US Consumer Bank
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	726	640	678	678	647	646	688	686
Net fee, commission, trading and other income	215	183	186	179	144	173	171	180
Total income	941	823	864	857	791	819	859	866
Operating costs	(407)	(396)	(407)	(433)	(384)	(408)	(387)	(418)
UK regulatory levies	-	-	-	-	-	-	-	-
Litigation and conduct	-	-	(3)	-	(9)	(2)	(3)	(2)
Total operating expenses	(407)	(396)	(410)	(433)	(393)	(410)	(390)	(420)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	534	427	454	424	398	409	469	446
Credit impairment charges	(379)	(312)	(399)	(298)	(276)	(309)	(410)	(449)
Profit/(loss) before tax	155	115	55	126	122	100	59	(3)
Attributable profit/(loss)	118	87	41	94	89	75	44	(3)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	20.0	18.2	18.8	20.0	23.2	24.3	23.6	24.2
Deposits at amortised cost	23.7	22.5	23.8	23.3	19.4	20.0	20.3	19.7
Risk weighted assets	25.8	24.7	25.6	26.8	23.2	24.4	23.9	24.8
Period end allocated tangible equity	3.5	3.4	3.5	3.7	3.2	3.3	3.3	3.4

Performance measures
Return on average allocated tangible equity	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%
Average allocated tangible equity (£bn)	3.5	3.4	3.6	3.4	3.3	3.3	3.3	3.3
Cost: income ratio	43%	48%	47%	51%	50%	50%	46%	48%
Loan loss rate (bps)1	505	456	562	395	411	438	610	636
Net interest margin	11.50%	10.83%	10.53%	10.66%	10.38%	10.43%	11.12%	10.88%

1	LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Head Office
	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	138	114	174	183	215	62	186	167
Net fee, commission and other income	(105)	(43)	(109)	(107)	(27)	(226)	8	28
Total income	33	71	65	76	188	(164)	194	195
Operating costs	(162)	(175)	(207)	(233)	(197)	(195)	(211)	(717)
UK regulatory levies	-	-	-	(9)	-	-	-	(14)
Litigation and conduct	(239)	(2)	(3)	(84)	(7)	1	(44)	1
Total operating expenses	(401)	(177)	(210)	(326)	(204)	(194)	(255)	(730)
Other net income/(expenses)	39	(9)	18	-	21	4	12	(10)
(Loss)/profit before impairment	(329)	(115)	(127)	(250)	5	(354)	(49)	(545)
Credit impairment charges	(1)	(1)	(4)	(42)	(19)	(18)	(40)	(29)
Loss before tax	(330)	(116)	(131)	(292)	(14)	(372)	(89)	(574)
Attributable loss	(299)	(114)	(124)	(318)	(16)	(349)	(59)	(447)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.7	12.6	12.7	16.2	16.1	18.3	20.2	19.0
Period end allocated tangible equity	5.8	5.9	4.7	2.4	4.9	2.7	3.0	3.6

Performance measures
Average allocated tangible equity (£bn)	6.6	5.5	3.8	3.4	3.5	2.1	2.8	2.7

Performance Management

Margins and balances
	Nine months ended 30.09.25			Nine months ended 30.09.24
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,638	209,779	3.59	4,812	199,938	3.21
Barclays UK Corporate Bank	1,084	25,584	5.66	882	22,552	5.22
Barclays Private Bank and Wealth Management	597	14,735	5.42	551	13,862	5.31
Barclays US Consumer Bank1	2,044	24,930	10.96	1,981	24,864	10.64
Group excluding IB and Head Office1	9,363	275,028	4.55	8,226	261,216	4.21
Barclays Investment Bank	978			747
Head Office	426			463
Barclays Group Net interest income	10,767			9,436

The Group excluding IB and Head Office net interest margin increased by 34bps from 4.21% in Q324 to 4.55% in Q325, due to continued structural hedge momentum, and the impact of Tesco Bank, partially offset by retail deposit dynamics.

Quarterly analysis
	Q325	Q225	Q125	Q424	Q324
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,961	1,855	1,822	1,815	1,666
Barclays UK Corporate Bank	383	359	342	324	309
Barclays Private Bank and Wealth Management	190	203	204	216	189
Barclays US Consumer Bank	726	640	678	678	647
Group excluding IB and Head Office	3,260	3,057	3,046	3,033	2,811

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	211,384	209,649	208,305	204,793	198,616
Barclays UK Corporate Bank	26,645	25,478	24,605	23,450	23,049
Barclays Private Bank and Wealth Management	14,802	14,729	14,674	14,381	14,061
Barclays US Consumer Bank1	25,037	23,713	26,106	25,314	24,798
Group excluding IB and Head Office1	277,868	273,569	273,690	267,938	260,524

Net interest margin	%	%	%	%	%
Barclays UK	3.68	3.55	3.55	3.53	3.34
Barclays UK Corporate Bank	5.70	5.65	5.64	5.50	5.33
Barclays Private Bank and Wealth Management	5.09	5.53	5.64	5.98	5.35
Barclays US Consumer Bank	11.50	10.83	10.53	10.66	10.38
Group excluding IB and Head Office	4.65	4.48	4.51	4.50	4.29

1	Includes average customer asset balances classified as held for sale.

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is 'locked in'. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.

Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £105.2bn (December 2024: £105.6bn) which reflects the structural hedge notional of £232.8bn (December 2024: £232.3bn) netted with non-structural hedging positions of £127.6bn (December 2024: £126.7bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c.3.5 years.

Gross structural hedge contributions were £4,313m (September 2024: £3,430m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.

The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.09.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	155,503	15,123	1,860	-	172,486	18	20	59	-	97
Retail credit cards	13,993	2,543	260	24	16,820	162	486	157	-	805
Retail other	9,863	1,469	276	12	11,620	81	164	191	-	436
Corporate loans1	53,776	6,958	1,538	-	62,272	133	201	435	-	769
Total UK	233,135	26,093	3,934	36	263,198	394	871	842	-	2,107
Retail mortgages	1,852	57	147	-	2,056	2	-	19	-	21
Retail credit cards	17,528	2,760	1,675	-	21,963	358	759	1,351	-	2,468
Retail other	2,474	179	79	-	2,732	4	4	17	-	25
Corporate loans	65,519	3,815	1,672	-	71,006	88	134	307	-	529
Total Rest of the World	87,373	6,811	3,573	-	97,757	452	897	1,694	-	3,043
Total loans and advances at amortised cost	320,508	32,904	7,507	36	360,955	846	1,768	2,536	-	5,150
Debt securities at amortised cost	70,300	391	-	-	70,691	11	11	-	-	22
Total loans and advances at amortised cost including debt securities	390,808	33,295	7,507	36	431,646	857	1,779	2,536	-	5,172
Off-balance sheet loan commitments and financial guarantee contracts2	413,539	16,214	1,076	5	430,834	161	240	31	-	432
Total3,4	804,347	49,509	8,583	41	862,480	1,018	2,019	2,567	-	5,604

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.09.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	155,485	15,103	1,801	-	172,389	-	0.1	3.2	-	0.1
Retail credit cards	13,831	2,057	103	24	16,015	1.2	19.1	60.4	-	4.8
Retail other	9,782	1,305	85	12	11,184	0.8	11.2	69.2	-	3.8
Corporate loans1	53,643	6,757	1,103	-	61,503	0.2	2.9	28.3	-	1.2
Total UK	232,741	25,222	3,092	36	261,091	0.2	3.3	21.4	-	0.8
Retail mortgages	1,850	57	128	-	2,035	0.1	-	12.9	-	1.0
Retail credit cards	17,170	2,001	324	-	19,495	2.0	27.5	80.7	-	11.2
Retail other	2,470	175	62	-	2,707	0.2	2.2	21.5	-	0.9
Corporate loans	65,431	3,681	1,365	-	70,477	0.1	3.5	18.4	-	0.7
Total Rest of the World	86,921	5,914	1,879	-	94,714	0.5	13.2	47.4	-	3.1
Total loans and advances at amortised cost	319,662	31,136	4,971	36	355,805	0.3	5.4	33.8	-	1.4
Debt securities at amortised cost	70,289	380	-	-	70,669	-	2.8	-	-	-
Total loans and advances at amortised cost including debt securities	389,951	31,516	4,971	36	426,474	0.2	5.3	33.8	-	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	413,378	15,974	1,045	5	430,402	-	1.5	2.9	-	0.1
Total3,4	803,329	47,490	6,016	41	856,876	0.1	4.1	29.9	-	0.6

1
Includes Business Banking, which has a gross exposure of £12.5bn and an impairment allowance of £337m. This comprises £62m impairment allowance on £8.9bn Stage 1 exposure, £59m on £2.7bn Stage 2 exposure and £216m on £0.9bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.9%.

2	Excludes loan commitments and financial guarantees of £24.4bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £251.0bn and an impairment allowance of £155m. This comprises £22m impairment allowance on £249.7bn Stage 1 exposure, £7m on £1.2bn Stage 2 exposure and £126m on £129m Stage 3 exposure.

4	The annualised loan loss rate is 53bps after applying the total impairment charge of £1,744m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	-	166,339	36	61	61	-	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	-	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	-	383
Corporate loans1	52,284	7,266	2,171	-	61,721	133	196	420	-	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	-	2,040
Retail mortgages	1,651	89	169	-	1,909	2	1	26	-	29
Retail credit cards	17,629	2,953	1,724	-	22,306	334	807	1,416	-	2,557
Retail other	1,844	155	121	-	2,120	3	1	23	-	27
Corporate loans	64,224	3,901	945	-	69,070	76	135	206	-	417
Total Rest of the World	85,348	7,098	2,959	-	95,405	415	944	1,671	-	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	-	5,070
Debt securities at amortised cost	64,988	3,245	-	-	68,233	12	11	-	-	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	-	5,093
Off-balance sheet loan commitments and financial guarantee contracts2	412,255	18,728	1,168	6	432,157	164	250	25	-	439
Total3,4	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	-	5,532

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	-	166,181	-	0.3	3.4	-	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	-	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	-	3.2
Corporate loans1	52,151	7,070	1,751	-	60,972	0.3	2.7	19.3	-	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	-	0.8
Retail mortgages	1,649	88	143	-	1,880	0.1	1.1	15.4	-	1.5
Retail credit cards	17,295	2,146	308	-	19,749	1.9	27.3	82.1	-	11.5
Retail other	1,841	154	98	-	2,093	0.2	0.6	19.0	-	1.3
Corporate loans	64,148	3,766	739	-	68,653	0.1	3.5	21.8	-	0.6
Total Rest of the World	84,933	6,154	1,288	-	92,375	0.5	13.3	56.5	-	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	-	1.4
Debt securities at amortised cost	64,976	3,234	-	-	68,210	-	0.3	-	-	-
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	-	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	412,091	18,478	1,143	6	431,718	-	1.3	2.1	-	0.1
Total3,4	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	-	0.6

1
Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on £139m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m

Assets held for sale

This table presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.09.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,093	55	1.1	634	139	21.9	53	43	81.1	5,780	237	4.1
Retail credit cards - Germany	-	-	-	-	-	-	-	-	-	-	-	-
Retail other - Germany	-	-	-	-	-	-	-	-	-	-	-	-
Corporate loans - US	42	1	2.4	8	2	25.0	1	1	100.0	51	4	7.8
Total Rest of the World	5,135	56	1.1	642	141	22.0	54	44	81.5	5,831	241	4.1

As at 31.12.24
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.09.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	157,355	12,477	2,044	659	15,180	2,007	-	174,542
Retail credit cards	31,521	4,750	284	269	5,303	1,935	24	38,783
Retail other	12,337	1,351	206	91	1,648	355	12	14,352
Corporate loans	119,295	10,456	242	75	10,773	3,210	-	133,278
Total	320,508	29,034	2,776	1,094	32,904	7,507	36	360,955

Impairment allowance
Retail mortgages	20	12	5	3	20	78	-	118
Retail credit cards	520	980	114	151	1,245	1,508	-	3,273
Retail other	85	113	26	29	168	208	-	461
Corporate loans	221	322	7	6	335	742	-	1,298
Total	846	1,427	152	189	1,768	2,536	-	5,150

Net exposure
Retail mortgages	157,335	12,465	2,039	656	15,160	1,929	-	174,424
Retail credit cards	31,001	3,770	170	118	4,058	427	24	35,510
Retail other	12,252	1,238	180	62	1,480	147	12	13,891
Corporate loans	119,074	10,134	235	69	10,438	2,468	-	131,980
Total	319,662	27,607	2,624	905	31,136	4,971	36	355,805

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	-	0.1	0.2	0.5	0.1	3.9	-	0.1
Retail credit cards	1.6	20.6	40.1	56.1	23.5	77.9	-	8.4
Retail other	0.7	8.4	12.6	31.9	10.2	58.6	-	3.2
Corporate loans	0.2	3.1	2.9	8.0	3.1	23.1	-	1.0
Total	0.3	4.9	5.5	17.3	5.4	33.8	-	1.4

As at 31.12.24
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	-	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	-	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	-	187
Retail credit cards	553	959	122	166	1,247	1,507	-	3,307
Retail other	138	76	17	18	111	161	-	410
Corporate loans	209	316	7	8	331	626	-	1,166
Total	938	1,393	159	199	1,751	2,381	-	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	-	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	-	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	-	0.3	0.6	0.9	0.3	4.4	-	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	-	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	-	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	-	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	-	1.4

Measurement uncertainty
Scenarios used to calculate the Group's ECL charge were refreshed in Q325, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2025 is expected to be 1.6% and 1.0%, respectively. Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity. However, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 4.8% and 4.5%, respectively. Central Banks continue to loosen monetary policy albeit at different paces, with the Federal Reserve finishing 2026 with an interest rate of 3.0%.

The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. A sharp slowdown in immigration coupled with mass deportations disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables) but also spill into services. The Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.

In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.

The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increase in the Upside scenario weights since 30 June 2025 is mainly driven by improvement in GDP growth in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 34.

The Group has retained the £71m (net of SRT1 credit protection) uncertainty adjustment introduced in Q125 across the US Consumer Bank and the Investment Bank businesses as heightened uncertainty persists, including tariffs and trade uncertainty and ongoing geopolitical risk; the impacts of which are yet to be observed in customer behaviour.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1	Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance risk management capabilities.

Macroeconomic variables used in the calculation of ECL
As at 30.09.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	1.6	1.2	1.4	1.5	1.5
UK unemployment2	4.6	4.8	4.7	4.7	4.6
UK HPI3	2.2	3.5	1.9	3.4	3.8
UK bank rate6	4.2	3.6	3.5	3.6	3.8
US GDP1	1.0	1.4	2.0	2.0	2.0
US unemployment4	4.3	4.4	4.3	4.3	4.3
US HPI5	4.4	2.6	2.6	2.6	2.6
US federal funds rate6	4.2	3.3	3.1	3.3	3.5

Downside 2
UK GDP1	1.4	(3.2)	0.4	2.7	2.2
UK unemployment2	4.7	6.9	7.8	6.2	5.4
UK HPI3	(2.5)	(25.7)	0.2	14.8	12.3
UK bank rate6	4.2	2.1	0.2	0.6	1.3
US GDP1	0.7	(4.4)	(1.3)	1.8	2.6
US unemployment4	4.3	6.6	8.0	6.6	6.0
US HPI5	2.7	(8.4)	3.1	8.9	6.5
US federal funds rate6	4.4	4.4	2.8	1.6	1.1

Downside 1
UK GDP1	1.5	(1.0)	0.9	2.1	1.8
UK unemployment2	4.7	5.9	6.3	5.5	5.0
UK HPI3	(0.1)	(12.0)	1.1	9.0	8.0
UK bank rate6	4.2	2.8	2.0	2.1	2.5
US GDP1	0.9	(1.5)	0.3	1.9	2.3
US unemployment4	4.3	5.5	6.2	5.5	5.1
US HPI5	3.6	(3.0)	2.8	5.7	4.5
US federal funds rate6	4.2	3.8	2.9	2.6	2.3

Upside 2
UK GDP1	1.8	3.5	3.4	2.8	2.4
UK unemployment2	4.6	4.1	3.9	3.8	3.7
UK HPI3	2.6	14.0	6.9	4.0	4.3
UK bank rate6	4.2	3.1	2.3	2.4	2.8
US GDP1	1.1	2.7	3.0	2.8	2.8
US unemployment4	4.2	3.8	3.6	3.6	3.6
US HPI5	5.9	5.4	5.8	5.4	5.4
US federal funds rate6	4.1	2.7	2.4	2.5	2.5

Upside 1
UK GDP1	1.7	2.4	2.4	2.1	1.9
UK unemployment2	4.6	4.5	4.3	4.3	4.2
UK HPI3	2.4	8.6	4.4	3.7	4.0
UK bank rate6	4.2	3.3	2.8	3.1	3.3
US GDP1	1.0	2.1	2.5	2.4	2.4
US unemployment4	4.2	4.1	4.0	4.0	4.0
US HPI5	5.2	4.0	4.2	4.0	4.0
US federal funds rate6	4.2	3.1	2.8	2.9	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Macroeconomic variables used in the calculation of ECL
As at 30.06.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	0.7	1.2	1.5	1.6	1.7
UK unemployment2	4.6	4.7	4.7	4.6	4.6
UK HPI3	2.1	2.3	2.3	3.5	3.9
UK bank rate6	4.1	3.8	3.8	3.8	3.9
US GDP1	1.9	1.4	2.0	2.0	2.0
US unemployment4	4.4	4.6	4.6	4.6	4.6
US HPI5	2.8	2.0	2.0	2.0	2.0
US federal funds rate6	4.3	3.6	3.6	3.8	3.8

Downside 2
UK GDP1	(0.2)	(3.4)	1.7	2.6	1.8
UK unemployment2	4.9	7.6	7.5	5.9	5.3
UK HPI3	(9.4)	(20.6)	1.2	18.1	10.0
UK bank rate6	4.0	1.4	0.2	0.8	1.5
US GDP1	0.9	(4.7)	(0.2)	2.3	2.3
US unemployment4	4.6	7.3	7.8	6.4	5.8
US HPI5	(1.6)	(6.6)	3.6	9.1	4.7
US federal funds rate6	4.5	4.1	2.4	1.4	1.2

Downside 1
UK GDP1	0.2	(1.1)	1.6	2.1	1.8
UK unemployment2	4.8	6.2	6.1	5.2	4.9
UK HPI3	(3.7)	(9.6)	1.7	10.7	7.0
UK bank rate6	4.1	3.1	2.2	2.3	2.7
US GDP1	1.4	(1.6)	0.9	2.1	2.1
US unemployment4	4.5	5.9	6.2	5.5	5.2
US HPI5	0.5	(2.4)	2.8	5.5	3.4
US federal funds rate6	4.3	3.9	2.9	2.6	2.6

Upside 2
UK GDP1	1.1	3.9	3.2	2.6	2.3
UK unemployment2	4.4	4.0	3.8	3.7	3.7
UK HPI3	4.4	14.2	6.8	2.7	3.8
UK bank rate6	4.1	3.1	2.5	2.6	2.9
US GDP1	2.3	3.1	2.9	2.8	2.8
US unemployment4	4.2	3.9	3.9	3.9	3.9
US HPI5	5.2	4.3	5.3	4.9	4.9
US federal funds rate6	4.1	2.9	2.8	2.8	2.8

Upside 1
UK GDP1	0.9	2.5	2.4	2.1	2.0
UK unemployment2	4.5	4.3	4.3	4.2	4.2
UK HPI3	3.2	8.1	4.5	3.1	3.9
UK bank rate6	4.1	3.4	3.3	3.3	3.4
US GDP1	2.1	2.3	2.4	2.4	2.4
US unemployment4	4.3	4.2	4.2	4.2	4.2
US HPI5	4.0	3.1	3.7	3.4	3.4
US federal funds rate6	4.3	3.3	3.3	3.5	3.5

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	1.0	1.4	1.5	1.6	1.5
UK unemployment2	4.3	4.4	4.5	4.4	4.4
UK HPI3	2.8	3.3	1.6	4.5	3.0
UK bank rate6	5.1	4.3	4.0	4.0	3.8
US GDP1	2.7	2.0	2.0	2.0	2.0
US unemployment4	4.1	4.3	4.2	4.2	4.2
US HPI5	6.5	2.6	2.7	3.0	3.0
US federal funds rate6	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP1	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment2	4.3	6.2	8.1	6.6	5.5
UK HPI3	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate6	5.1	3.5	1.7	0.6	1.1
US GDP1	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment4	4.1	5.8	7.2	6.2	5.5
US HPI5	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate6	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP1	1.0	(0.5)	0.1	2.1	1.9
UK unemployment2	4.3	5.3	6.3	5.5	5.0
UK HPI3	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate6	5.1	3.9	2.9	2.3	2.4
US GDP1	2.7	0.3	0.4	2.7	2.4
US unemployment4	4.1	5.1	5.7	5.2	4.9
US HPI5	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate6	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP1	1.0	3.0	3.7	2.9	2.4
UK unemployment2	4.3	3.8	3.4	3.5	3.5
UK HPI3	2.8	11.9	8.4	5.1	4.1
UK bank rate6	5.1	3.9	2.9	2.8	2.8
US GDP1	2.7	2.8	3.1	2.8	2.8
US unemployment4	4.1	3.8	3.5	3.5	3.5
US HPI5	6.5	6.2	4.7	4.8	4.9
US federal funds rate6	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP1	1.0	2.2	2.6	2.2	2.0
UK unemployment2	4.3	4.1	4.0	4.0	4.0
UK HPI3	2.8	7.6	4.9	4.8	3.5
UK bank rate6	5.1	4.1	3.5	3.4	3.3
US GDP1	2.7	2.4	2.6	2.4	2.4
US unemployment4	4.1	4.0	3.9	3.9	3.9
US HPI5	6.5	4.4	3.7	3.9	3.9
US federal funds rate6	5.1	4.0	3.8	3.6	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.25
Scenario weighting	16.5	26.7	33.7	14.7	8.4
As at 30.06.25
Scenario weighting	15.5	26.4	34.4	15.2	8.5
As at 31.12.24
Scenario weighting	17.4	26.8	32.5	14.7	8.6

Treasury and Capital Risk

Regulatory minimum requirements

Capital

As at 30 September 2025, the Group's Overall Capital Requirement for CET1 was 12.2% and comprises a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group's CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group's Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group's CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage

As at 30 September 2025, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

As at 30 September 2025, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Capital ratios1,2	As at 30.09.25	As at 30.06.25	As at 31.12.24
CET1	14.1%	14.0%	13.6%
T1	17.8%	17.8%	16.9%
Total regulatory capital	20.4%	20.5%	19.6%
MREL ratio as a percentage of total RWAs	35.8%	35.4%	34.4%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	76,394	75,906	71,821
Less: other equity instruments (recognised as AT1 capital)	(13,243)	(13,266)	(12,075)
Adjustment to retained earnings for foreseeable ordinary share dividends	(478)	(600)	(786)
Adjustment to retained earnings for foreseeable repurchase of shares	(477)	(171)	-
Adjustment to retained earnings for foreseeable other equity coupons	(44)	(37)	(35)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,941)	(1,887)	(2,051)
Goodwill and intangible assets	(8,228)	(8,158)	(8,272)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,225)	(1,303)	(1,451)
Fair value reserves related to gains or losses on cash flow hedges	1,312	1,210	2,930
Excess of expected losses over impairment	(423)	(331)	(403)
Gains or losses on liabilities at fair value resulting from own credit	988	456	981
Defined benefit pension fund assets	(2,261)	(2,177)	(2,367)
Direct and indirect holdings by an institution of own CET1 instruments	(3)	(5)	(1)
Adjustment under IFRS 9 transitional arrangements	-	-	138
Other regulatory adjustments	(117)	(92)	129
CET1 capital	50,254	49,545	48,558

AT1 capital
Capital instruments and related share premium accounts	13,289	13,289	12,108
Other regulatory adjustments and deductions	(46)	(23)	(32)
AT1 capital	13,243	13,266	12,076

T1 capital	63,498	62,811	60,634

T2 capital
Capital instruments and related share premium accounts	9,528	9,498	9,150
Qualifying T2 capital (including minority interests) issued by subsidiaries	65	76	367
Other regulatory adjustments and deductions	(118)	(81)	(33)
Total regulatory capital	72,974	72,304	70,118

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(65)	(76)	(367)
Eligible liabilities	55,142	52,733	53,547
Total own funds and eligible liabilities3	128,050	124,961	123,298

Total RWAs	357,378	353,043	358,127

1
2024 comparatives for Capital and RWAs have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
2024 comparatives for total capital were calculated applying the grandfathering of certain capital instruments within Tier 2 capital. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 capital.

3
As at 30 September 2025, the Group's MREL requirement, excluding the institution-specific confidential PRA buffer, was to hold £109.2bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including the institution-specific confidential PRA buffer.

Movement in CET1 capital	Three months ended 30.09.25	Nine months ended 30.09.25
	£m	£m
Opening CET1 capital	49,545	48,558

Profit for the period attributable to equity holders	1,712	5,719
Own credit relating to derivative liabilities	(4)	(15)
Ordinary share dividends paid and foreseen	(300)	(900)
Purchased and foreseeable share repurchase	(1,000)	(2,000)
Other equity coupons paid and foreseen	(262)	(748)
Increase in retained regulatory capital generated from earnings	146	2,056

Net impact of share schemes	234	186
Fair value through other comprehensive income reserve	69	477
Currency translation reserve	434	(1,137)
Other reserves	(7)	(74)
Increase / (Decrease) in other qualifying reserves	730	(548)

Pension remeasurements within reserves	69	(131)
Defined benefit pension fund asset deduction	(84)	106
Net impact of pensions	(15)	(25)

Additional value adjustments (PVA)	(54)	110
Goodwill and intangible assets	(70)	44
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	78	226
Excess of expected loss over impairment	(92)	(20)
Direct and indirect holdings by an institution of own CET1 instruments	2	(2)
Adjustment under IFRS 9 transitional arrangements	-	(138)
Other regulatory adjustments	(16)	(7)
(Decrease) / Increase in regulatory capital due to adjustments and deductions	(152)	213

Closing CET1 capital	50,254	50,254

CET1 capital increased by £1.7bn to £50.3bn (December 2024: £48.6bn). Significant movements in the period were:

●	£5.7bn of capital generated from profit partially offset by distributions of £3.6bn comprising:
	-	£2.0bn share buybacks including the now completed £1bn announced with FY24 results and the ongoing £1bn announced with H125 results
	-	£0.9bn of ordinary share dividends paid and foreseen reflecting the £0.4bn interim dividend paid in September 2025 and a £0.5bn accrual towards the FY25 dividend
	-	£0.7bn of equity coupons paid and foreseen

●
£0.5bn decrease in other qualifying reserves including a £1.1bn reduction in the currency translation reserve primarily as a result of the strengthening of spot GBP against USD, partially offset by a £0.5bn gain in the fair value through other comprehensive income reserve.

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,142	56,992	138	7	-	50	224	-	13,196	86,749
Barclays UK Corporate Bank	3,983	17,023	92	323	-	8	16	425	3,282	25,152
Barclays Private Bank & Wealth Management	4,907	615	127	17	-	11	33	298	1,870	7,878
Barclays Investment Bank	42,790	48,162	24,129	21,714	82	2,613	14,922	20,430	24,293	199,135
Barclays US Consumer Bank	19,976	962	-	2	-	-	-	-	4,856	25,796
Head Office	5,923	5,415	1	4	-	1	27	74	1,223	12,668
Barclays Group	93,721	129,169	24,487	22,067	82	2,683	15,222	21,227	48,720	357,378
As at 30.06.25
Barclays UK	16,186	56,362	130	9	-	83	145	-	13,196	86,111
Barclays UK Corporate Bank	3,993	16,917	134	387	-	12	2	562	3,282	25,289
Barclays Private Bank & Wealth Management	4,892	497	172	26	1	19	49	394	1,870	7,920
Barclays Investment Bank	38,634	46,858	23,025	22,135	121	3,779	13,257	24,343	24,293	196,445
Barclays US Consumer Bank	18,900	889	-	6	-	-	-	-	4,856	24,651
Head Office	5,622	5,662	1	6	-	2	13	98	1,223	12,627
Barclays Group	88,227	127,185	23,462	22,569	122	3,895	13,466	25,397	48,720	353,043

As at 31.12.24
Barclays UK	15,516	55,301	146	11	-	74	228	-	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	-	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	-	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	-	-	-	-	-	-	4,864	26,849
Head Office	6,580	8,162	1	20	-	4	-	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.24	222,836	49,841	36,843	48,607	358,127
Book size	8,041	1,421	144	113	9,719
Acquisitions and disposals	(2,420)	-	-	-	(2,420)
Book quality	(1,744)	(209)	-	-	(1,953)
Model updates	304	68	-	-	372
Methodology and policy	49	(189)	-	-	(140)
Foreign exchange movements1	(4,176)	(1,613)	(538)	-	(6,327)
Total RWA movements	54	(522)	(394)	113	(749)
RWAs as at 30.09.25	222,890	49,319	36,449	48,720	357,378

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Total RWAs decreased £0.7bn to £357.4bn (Dec 2024: £358.1bn).

Credit risk RWAs increased £0.1bn:

●	A £8.0bn increase in book size primarily reflecting continuing lending growth in UK businesses and business activity within IB
●	A £2.4bn decrease in acquisitions and disposals reflecting the sale of the German Consumer Finance business, partially offset by the acquisition of GM portfolio
●	A £1.7bn decrease in book quality RWAs primarily driven by improvements in credit quality within the Barclays UK mortgages portfolio
●	A £4.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD

Counterparty credit risk RWAs decreased £0.5bn:

●
A £1.6bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD, partially offset by a £1.4bn increase in book size primarily driven by client and trading activity within Global Markets

Leverage ratios1	As at 30.09.25	As at 30.06.25	As at 31.12.24
	£m	£m	£m
UK leverage ratio2	4.9%	5.0%	5.0%
T1 capital	63,498	62,811	60,634
UK leverage exposure	1,285,291	1,259,772	1,206,502
Average UK leverage ratio	4.7%	4.7%	4.6%
Average T1 capital	62,556	61,716	60,291
Average UK leverage exposure	1,339,336	1,324,772	1,308,335

1
2024 comparatives for UK leverage ratios have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.8bn and against the 0.3% CCLB was £3.9bn.

The UK leverage ratio decreased to 4.9% (December 2024: 5.0%), as the leverage exposure increased by £78.8bn to £1,285.3bn partially offset by an increase of £2.9bn in Tier 1 capital. The increase in leverage exposure was largely driven by an increase in trading activity in IB, partially offset by the strengthening of spot GBP against USD.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.25	Nine months ended 30.09.24
	£m	£m
Total income	22,063	19,824
Operating expenses excluding UK regulatory levies & litigation and conduct	(12,661)	(11,951)
UK regulatory levies	(84)	(93)
Litigation and conduct	(342)	(99)
Operating expenses	(13,087)	(12,143)
Other net income	48	37
Profit before impairment	9,024	7,718
Credit impairment charges	(1,744)	(1,271)
Profit before tax	7,280	6,447
Tax charge	(1,538)	(1,304)
Profit after tax	5,742	5,143

Attributable to:
Shareholders of the parent	4,980	4,351
Other equity holders	739	763
Equity holders of the parent	5,719	5,114
Non-controlling interests	23	29
Profit after tax	5,742	5,143

Earnings per share
Basic earnings per ordinary share	35.1p	29.3p

Condensed consolidated balance sheet (unaudited)
	As at 30.09.25	As at 31.12.24
Assets	£m	£m
Cash and balances at central banks	237,412	210,184
Cash collateral and settlement balances	159,145	119,843
Debt securities at amortised cost	70,669	68,210
Loans and advances at amortised cost to banks	9,428	8,327
Loans and advances at amortised cost to customers	346,377	337,946
Reverse repurchase agreements and other similar secured lending at amortised cost	13,430	4,734
Trading portfolio assets	192,732	166,453
Financial assets at fair value through the income statement	225,919	193,734
Derivative financial instruments	264,825	293,530
Financial assets at fair value through other comprehensive income	76,760	78,059
Investments in associates and joint ventures	741	891
Goodwill and intangible assets	8,255	8,275
Current tax assets	220	155
Deferred tax assets	5,350	6,321
Assets included in a disposal group classified as held for sale	5,935	9,854
Other assets	11,955	11,686
Total assets	1,629,153	1,518,202

Liabilities
Deposits at amortised cost from banks	20,769	13,203
Deposits at amortised cost from customers	554,559	547,460
Cash collateral and settlement balances	148,837	106,229
Repurchase agreements and other similar secured borrowings at amortised cost	35,395	39,415
Debt securities in issue	108,589	92,402
Subordinated liabilities	12,911	11,921
Trading portfolio liabilities	71,081	56,908
Financial liabilities designated at fair value	335,213	282,224
Derivative financial instruments	252,249	279,415
Current tax liabilities	905	566
Deferred tax liabilities	18	18
Liabilities included in a disposal group classified as held for sale	-	3,726
Other liabilities	11,784	12,234
Total liabilities	1,552,310	1,445,721

Equity
Called up share capital and share premium	4,168	4,186
Other reserves	610	(468)
Retained earnings	58,373	56,028
Shareholders' equity attributable to ordinary shareholders of the parent	63,151	59,746
Other equity instruments	13,243	12,075
Total equity excluding non-controlling interests	76,394	71,821
Non-controlling interests	449	660
Total equity	76,843	72,481

Total liabilities and equity	1,629,153	1,518,202

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	-	739	-	4,980	5,719	23	5,742
Currency translation movements	-	-	(1,137)	-	(1,137)	-	(1,137)
Fair value through other comprehensive income reserve	-	-	477	-	477	-	477
Cash flow hedges	-	-	1,618	-	1,618	-	1,618
Retirement benefit remeasurements	-	-	-	(131)	(131)	-	(131)
Own credit	-	-	(19)	-	(19)	-	(19)
Total comprehensive income for the period	-	739	939	4,849	6,527	23	6,550
Employee share schemes and hedging thereof	97	-	-	901	998	-	998
Issue and redemption of other equity instruments	-	1,182	-	(5)	1,177	-	1,177
Other equity instruments coupon paid	-	(739)	-	-	(739)	-	(739)
Redemption of preference shares	-	-	-	(59)	(59)	(211)	(270)
Vesting of employee share schemes net of purchases			20	(598)	(578)		(578)
Dividends paid	-	-	-	(1,213)	(1,213)	(23)	(1,236)
Repurchase of shares	(115)	-	115	(1,533)	(1,533)	-	(1,533)
Other movements		(14)	4	3	(7)		(7)
Balance as at 30 September 2025	4,168	13,243	610	58,373	76,394	449	76,843

Three months ended 30.09.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2025	4,201	13,266	693	57,746	75,906	449	76,355
Profit after tax	-	255	-	1,457	1,712	-	1,712
Currency translation movements	-	-	434	-	434	-	434
Fair value through other comprehensive income reserve	-	-	69	-	69	-	69
Cash flow hedges	-	-	(102)	-	(102)	-	(102)
Retirement benefit remeasurements	-	-	-	69	69	-	69
Own credit	-	-	(535)	-	(535)	-	(535)
Total comprehensive income for the period	-	255	(134)	1,526	1,647	-	1,647
Employee share schemes and hedging thereof	15	-	-	232	247	-	247
Issue and redemption of other equity instruments	-	-	-	-	-	-	-
Other equity instruments coupon paid	-	(255)	-	-	(255)	-	(255)
Vesting of employee shares scheme net of purchases	-	-	1	(13)	(12)	-	(12)
Dividends paid	-	-	-	(422)	(422)	-	(422)
Repurchase of shares	(48)	-	48	(699)	(699)	-	(699)
Other movements	-	(23)	2	3	(18)	-	(18)
Balance as at 30 September 2025	4,168	13,243	610	58,373	76,394	449	76,843

	As at 30.09.25	As at 31.12.24
Other Reserves	£m	£m
Currency translation reserve	2,488	3,625
Fair value through other comprehensive income reserve	(1,396)	(1,873)
Cash flow hedging reserve	(1,312)	(2,930)
Own credit reserve	(1,074)	(1,059)
Other reserves and treasury shares	1,904	1,769
Total	610	(468)
Appendix: Non-IFRS Performance Measures

The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders' equity (for Barclays Group)
Calculated as the average of the previous month's period end tangible shareholders' equity and the current month's period end tangible shareholders' equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders' equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders' equity. The components of the calculation have been included on pages 44 to 45.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 43 to 45.

Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 46 to 48.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 50.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Net New Assets Under Management
The net inflows and outflows of client balances within Discretionary Portfolio Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments

Assets under Management (AUM)
Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate

Assets under Supervision (AUS)	Total market value of client investment balances where Barclays provides custodian or transactional services
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Returns

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,737	480	256	2,798	246	(537)	4,980

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.8	3.4	1.2	29.0	4.1	8.8	62.3
Average goodwill and intangibles	(4.0)	-	(0.1)	-	(0.6)	(3.6)	(8.3)
Average tangible equity	11.8	3.4	1.1	29.0	3.5	5.3	54.0

Return on average tangible equity	19.6%	18.8%	30.9%	12.9%	9.4%	n/m	12.3%

	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,684	392	225	2,266	208	(424)	4,351

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.4	3.0	1.1	29.8	3.7	6.3	58.3
Average goodwill and intangibles	(3.9)	-	(0.1)	-	(0.4)	(3.5)	(7.9)
Average tangible equity	10.5	3.0	1.0	29.8	3.3	2.8	50.4

Return on average tangible equity	21.4%	17.3%	29.5%	10.1%	8.4%	n/m	11.5%

Barclays Group
Return on average tangible shareholders' equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,457	1,659	1,864	965	1,564	1,237	1,550	(111)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	63.3	62.1	61.4	59.7	59.1	57.7	58.3	57.1
Average goodwill and intangibles	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)	(7.9)	(7.8)	(8.2)
Average tangible shareholders' equity	55.1	53.9	53.1	51.5	51.0	49.8	50.5	48.9

Return on average tangible shareholders' equity	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%	(0.9)%

Barclays UK
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	647	580	510	781	621	584	479	382

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.9	15.8	15.7	15.1	14.5	14.4	14.3	14.1
Average goodwill and intangibles	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)
Average allocated tangible equity	11.9	11.8	11.7	11.2	10.6	10.5	10.4	10.2

Return on average allocated tangible equity	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%	14.9%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	196	142	142	98	144	135	113	59

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	3.4	3.4	3.3	3.2	3.1	3.0	3.0	2.8

Return on average allocated tangible equity	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%	8.4%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	72	88	96	63	74	77	74	47

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.0	1.0	1.0	1.0

Return on average allocated tangible equity	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%	19.1%

Barclays Investment Bank
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	723	876	1,199	247	652	715	899	(149)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	28.6	28.7	29.6	29.3	29.5	29.9	30.0	28.9

Return on average allocated tangible equity	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%	(2.1)%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	118	87	41	94	89	75	44	(3)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.0	4.0	4.2	4.0	3.8	3.6	3.6	3.6
Average goodwill and intangibles	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)	(0.3)	(0.3)	(0.3)
Average allocated tangible equity	3.5	3.4	3.6	3.4	3.3	3.3	3.3	3.3

Return on average allocated tangible equity	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%	(0.3)%

Loan loss rates

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(339)	(36)	10	(283)	(1,090)	(6)	(1,744)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	230.9	29.2	15.2	129.8	29.8	2.6	437.5

Loan loss rate (bps)	20	16	(9)	29	489	n/m	53

	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(82)	(36)	(4)	(77)	(995)	(77)	(1,271)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	218.4	25.2	14.3	116.5	26.7	7.2	408.3

Loan loss rate (bps)	5	19	4	9	497	n/m	42

1	Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays Group
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(632)	(469)	(643)	(711)	(374)	(384)	(513)	(552)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	437.5	428.4	430.4	429.6	408.3	409.1	407.6	409.3

Loan loss rate (bps)	57	44	61	66	37	38	51	54

Barclays UK
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(102)	(79)	(158)	(283)	(16)	(8)	(58)	(37)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	230.9	228.5	227.5	227.5	218.4	217.3	219.4	223.3

Loan loss rate (bps)	18	14	28	49	3	1	11	7

Barclays UK Corporate Bank
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(5)	(12)	(19)	(40)	(13)	(8)	(15)	(18)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	29.2	28.2	27.0	25.8	25.2	26.0	26.1	26.6

Loan loss rate (bps)	7	17	28	62	21	12	23	27

Barclays Private Bank and Wealth Management
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(1)	2	9	(2)	(7)	3	-	4

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.2	14.8	14.8	14.7	14.3	14.1	14.1	13.8

Loan loss rate (bps)	3	(5)	(25)	5	19	(9)	-	(10)

Barclays Investment Bank
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(144)	(67)	(72)	(46)	(43)	(44)	10	(23)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	129.8	126.8	129.6	124.9	116.5	115.5	113.2	109.4

Loan loss rate (bps)	44	21	23	15	15	15	(4)	8

Barclays US Consumer Bank
Loan loss rate	Q325	Q225	Q125	Q424	Q324	Q224	Q124	Q423
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(379)	(312)	(399)	(298)	(276)	(309)	(410)	(449)

		£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	29.8	27.4	28.9	30.0	26.7	28.4	27.0	28.0

Loan loss rate (bps)	505	456	562	395	411	438	610	636

Tangible net asset value per share	As at 30.09.25	As at 31.12.24	As at 30.09.24
	£m	£m	£m
Total equity excluding non-controlling interests	76,394	71,821	70,972
Other equity instruments	(13,243)	(12,075)	(11,739)
Goodwill and intangibles	(8,255)	(8,275)	(8,123)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	54,896	51,471	51,110

	m	m	m
Shares in issue	13,996	14,420	14,571

	p	p	p
Tangible net asset value per share	392	357	351

Shareholder Information

Results timetable1				Date
2025 Full Year Results and Annual Report				10 February 2026

				% Change2
Exchange rates	30.09.25	31.12.24	30.09.24	31.12.24	30.09.24
Period end - USD/GBP	1.34	1.25	1.34	7%	-%
YTD average - USD/GBP	1.31	1.28	1.28	2%	2%
3 month average - USD/GBP	1.35	1.28	1.30	5%	4%
Period end - EUR/GBP	1.15	1.21	1.20	(5)%	(4)%
YTD average - EUR/GBP	1.18	1.18	1.17	-%	1%
3 month average - EUR/GBP	1.15	1.20	1.18	(4)%	(3)%

Share price data
Barclays PLC (p)	379.60	268.15	224.55
Barclays PLC number of shares (m)3	13,996	14,420	14,571

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that this date is provisional and subject to change.
2	The change is the impact to GBP reported information.
3
The number of shares of 13,996m as at 30 September 2025 is different from the 13,989m quoted in the 1 October 2025 announcement entitled "Total Voting Rights" because the share buyback transactions executed on 29 and 30 September 2025 did not settle until 1 and 2 October 2025 respectively.

4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.